SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

Linda E. McMahon
c/o McMahon Ventures, LLC
1055 Washington Boulevard, 5th Floor
Stamford, Connecticut 06901
(203) 324-2010

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

August 17, 2016

(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98156Q108

1)	NAME OF REPORTING PERSON

Linda E. McMahon

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) [ ]
			(b) [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS		Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER	566,770

	8)	SHARED VOTING POWER	0

	9)	SOLE DISPOSITIVE POWER	566,770

	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		566,770

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.5%*

14)	TYPE OF REPORTING PERSON	IN

*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see “Introductory Note” and Item 5 below for more information).

SCHEDULE 13D

CUSIP No.	98156Q108

1)	NAME OF REPORTING PERSON

Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) [ ]
			(b) [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS		Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER	0

	8)	SHARED VOTING POWER	0

	9)	SOLE DISPOSITIVE POWER	0

	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0%

14)	TYPE OF REPORTING PERSON		OO

Introductory Note

This Amendment No. 4 (this "Amendment No. 4"), which amends and restates in its entirety the Schedule 13D filed on December 10, 2013, as amended and restated by the amended Schedules 13D/A filed on December 8, 2014, December 11, 2015 and May 17, 2016, relates to shares of Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company" or "Issuer"), and is being jointly filed by Linda E. McMahon (“Ms. McMahon”) and the Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013 (the “GRAT” and, together with Ms. McMahon, the “Reporting Persons”), in order to report a decrease in the beneficial ownership by each of the Reporting Persons of greater than 1% of the Class B Common Stock of the Issuer.  On August 17, 2016, the GRAT converted 1,547,372 shares of Class B Common Stock into an equal number of shares of the Company’s Class A Common Stock, par value $.01 per share ("Class A Common Stock").  On the same day, the GRAT sold all 1,547,372 of those shares of Class A Common Stock in a block sale for $19.32 per share (the “Sale”).

On December 6, 2013, Vincent K. McMahon made a gift of 8,500,000 shares of Class B Common Stock to the GRAT for estate planning purposes.  Ms. McMahon is the trustee of the GRAT and has the sole power to vote the shares Company common stock held by the GRAT.  Each of Mr. McMahon (as special trustee of the GRAT) and Ms. McMahon has the unilateral power to sell the shares of Company common stock held by the GRAT.  After giving effect to the Sale, Mr. McMahon beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) 35,533,375 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 35,533,375 shares of the Company's Class A Common Stock.  Generally, each share of Class B Common Stock is entitled to ten votes per share.  Mr. McMahon separately reports the beneficial ownership of all 35,533,375  shares of Class B Common Stock.

Item 1.  Security and Issuer.

This Amended Schedule 13D is filed with respect to the Class A Common Stock but relates to the Class A Common Stock and Class B Common Stock.  The Issuer’s principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.

Item 2.  Identity and Background.

(a)	This statement is being filed on behalf of each of the following Reporting Persons:

(i)	Ms. McMahon

(ii)	The GRAT

(b)	The business address of the principal offices of each of the Reporting Persons is:

c/o McMahon Ventures, LLC
1055 Washington Boulevard, 5th Floor
Stamford, Connecticut 06901

(c)	The present principal occupations of the Reporting Persons are:

(i)	Ms. McMahon: Self-employed executive.

(ii)	The GRAT: Not Applicable.

(d)       During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Citizenship:

(i)	Ms. McMahon is a citizen of the United States of America.

(ii)	The GRAT is an entity organized under the laws of the State of Connecticut.

Item 3.  Source and Amount of Funds or Other Consideration.

Each of the GRAT and Ms. McMahon acquired the shares of Class B Common Stock as the result of a gift of such shares by Mr. McMahon. No monetary consideration was paid for such shares.

Item 4.  Purpose of Transaction.

On August 17, 2016, the GRAT converted 1,547,372 shares of Class B Common Stock into an equal number of shares of the Company’s Class A Common Stock.  On the same day, the GRAT sold all 1,547,372 of those shares of Class A Common Stock in a block sale for $19.32 per share (the “Sale”).  As a result of the Sale, the GRAT owns no shares of the Company’s Common Stock. The Sale reduced the ownership of Class B Common Stock by each of the

Reporting Persons by greater than 1% of the outstanding Class B Common Stock of the Issuer.  Ms. McMahon continues to hold the remaining shares of the Issuer for investment purposes only.  Ms. McMahon may purchase additional shares of Class A or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions.  Any decision to increase her holdings of Class A or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.  The GRAT may acquire beneficial ownership of additional shares of Class B Common Stock from time to time in connection with any future gifts by Mr. McMahon.

Ms. McMahon also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of her Class B Common Stock depending on various factors, including, but not limited to, the price of the shares of the Class A and/or Class B Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives.  Ms. McMahon has no current plans to sell any of her shares of the Issuer’s Class A or Class B Common Stock.

Ms. McMahon intends to participate in and influence the affairs of the Issuer through the exercise of her voting rights with respect to her shares of Class A and Class B Common Stock.

Neither of the Reporting Persons, as stockholders of the Company, has any plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider her or its position and/or change her or its purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)(i) According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 28, 2016, as of July 27, 2016 there were 36,901,356 shares of Class A Common Stock issued and outstanding, and 39,496,810 shares of Class B Common Stock issued and outstanding.  Ms. McMahon may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of (i) 566,670 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 566,670 shares of Class A Common Stock and (ii) 100 shares of Class A Common Stock.  The 566,670 shares of Class B Common Stock represent approximately 0.7% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of July 27, 2016 and 1.4%

of the total Class B Common Stock issued and outstanding as of such date. The 100 shares of Class A Common Stock represent approximately 0.0% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of August 17, 2016 and 0.0% of the total Class A Common Stock issued and outstanding as of such date.  On an as-converted basis with respect to the Class B Common Stock beneficially owned by Ms. McMahon, the 566,770 shares of Class A Common Stock and Class B Common Stock which may be deemed to be beneficially owned by Ms. McMahon represent approximately 1.5% of the total Class A Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share.  Accordingly, the 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock beneficially owned by Ms. McMahon generally represent approximately 1.4% of the Issuer's total voting power.

(ii) After the Sale, the GRAT does not beneficially own any shares of the Issuer’s Common Stock.

(b)(i) Ms. McMahon has the sole power to direct the voting and the disposition of the 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned directly by Ms. McMahon.

(ii) After the Sale, the GRAT does not have the power to direct the voting or the disposition of any shares of the Issuer’s Common Stock.

(c) On August 17, 2016, the GRAT converted 1,547,372 shares of Class B Common Stock into an equal number of shares of the Company’s Class A Common Stock (the “Conversion”).  On the same day, the GRAT sold all 1,547,372 of those shares of Class A Common Stock in a block sale for $19.32 per share (the “Sale”).  Except for the Conversion and Sale, there have been no transactions with respect to the shares of the Issuer’s Class A or Class B Common Stock during the sixty (60) days prior to the date of this Amendment No. 4 by Ms. McMahon or the GRAT.

(d) Not applicable

(e) As a result of the Sale, as of August 17, 2016 Ms. McMahon is no longer a 5% beneficial owner of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under the Introductory Note to this Amendment No. 4 is incorporated by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ms. McMahon, the GRAT and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this amended Schedule 13D/A:

1.	Agreement for Joint Filing of Schedule 13D (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D jointly filed with the Securities and Exchange Commission on December 10, 2013)

2.	Power of Attorney (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D jointly filed with the Securities and Exchange Commission on December 10, 2013)

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2016

/s/ Paul C. Cancilla
Name: Paul C. Cancilla Title: Attorney-in-Fact, on behalf of Linda E. McMahon, individually

Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013

/s/ Paul C. Cancilla
Name: Paul C. Cancilla Title: Attorney-in-Fact, on behalf of Linda E. McMahon, as Trustee of the Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013

EXHIBIT INDEX

1. Agreement for Joint Filing of Schedule 13D (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D jointly filed with the Securities and Exchange Commission on December 10, 2013)

2. Power of Attorney (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D jointly filed with the Securities and Exchange Commission on December 10, 2013)